SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 20)*
ML Macadamia Orchards LP

(Name of Issuer)
Class A Units

(Title of Class of Securities)
55307U107

(CUSIP Number)
Brad Nelson
283 Columbine Street, Suite 177
Denver, Colorado 80206
(303) 894-3227

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 11, 2011

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Farhad Fred Ebrahimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,051,141 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,051,141 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,051,141 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Mary Wilkie Ebrahimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,051,141 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,051,141 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,051,141 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13D/A
This Amendment No. 20 to Schedule 13D, filed in January of 2002, as amended by Amendment No. 1 to Schedule 13D, filed on June 4, 2002, as amended by Amendment No. 2, filed on August 8, 2002, as amended by Amendment No. 3, filed on May 30, 2003, as amended by Amendment No. 4, filed on January 20, 2006, as amended by Amendment No. 5, filed on January 18, 2008, as amended by Amendment No. 6, filed on April 30, 2008, as amended by Amendment No. 7, filed on June 9, 2008, as amended by Amendment No. 8, filed on July 18, 2008, as amended by Amendment No. 9, filed on August 8, 2008, as amended by Amendment No. 10, filed on September 12, 2008, as amended by Amendment No. 11, filed on September 25, 2008, as amended by Amendment No. 12, filed on October 10, 2008, as amended by Amendment No. 13, filed on November 26, 2008, as amended by Amendment No. 14, filed on January 29, 2009, as amended by Amendment No. 15, filed on March 17, 2009, as amended by Amendment No. 16, filed on April 23, 2009, as amended by Amendment No. 17, filed on October 7, 2009, as amended by Amendment No. 18, filed on November 16, 2009, as amended by Amendment No. 19, filed on December 6, 2010.

Item 1.	SECURITY AND ISSUER.
     This statement relates to the Class A Units, without par value of ML Macadamia Orchards LP, which has its principal executive office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720.

Item 2.	IDENTITY AND BACKGROUND.
     (a) This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the “Reporting Persons”).
     (b) 283 Columbine Street, Suite 177, Denver, Colorado 80206.
     (c) Farhad Fred Ebrahimi is an investor, and Mary Wilkie Ebrahimi is not employed.
     (d) Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
     (f) United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Not applicable.

Item 4.	PURPOSE OF TRANSACTION.
     The Reporting Persons have purchased additional Class A Units for investment purposes.
     The board of directors of the general partner of the Issuer elected Brad Nelson as a director of the general partner effective as of October 1, 2009. Mr. Nelson has been Chief Financial Officer of Seemorgh Investments, Inc., a company owned by the Reporting Persons, since January 2007 and an officer and director of a group of companies in the U.S., Europe and Asia owned by the Reporting Persons since 2002. There is no agreement between the Reporting Persons and the Issuer or the general partner relating to the election of Mr. Nelson to the board; nor does Mr. Nelson have any other relationship with the Issuer, its agents, partners, or any of its executive officers, directors, or affiliates. At some future time, the Reporting Persons may also decide that it is desirable to seek further control or influence of the management and policies of the Issuer by seeking additional board seats with the Issuer’s general partner, a position as an officer of the Issuer, by contractual arrangement with the Issuer, or by other means. Except as is set forth in this paragraph, at the present time, none of the Reporting Persons has made any decision to seek a board seat or seek control or influence over the management of policies of the Issuer.

     The Reporting Persons may make additional purchases of Class A Units or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Units or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer’s Class A Units.
     Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.
     (a) Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 3,051,141 of the Issuer’s Class A Units. Based on the number of shares reported as outstanding in the Issuer’s 10-K, filed with the Securities Exchange Commission on March 16, 2011, this represents 40.68% of the outstanding Class A Units of the Issuer.

     (b) Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:
          (i) sole power to vote or to direct the vote: 0 shares
          (ii) shared power to vote or to direct the vote: 3,051,141 shares
          (iii) sole power to dispose or to direct the disposition of: 0 shares
          (iv) shared power to vote or to direct the vote: 3,051,141 shares
     (c) The following transactions have been effected by the Reporting Persons since the most recent amendment to the Schedule 13D (Amendment No. 19), which was filed on December 6, 2010:

			Price per Share (in
Date of Transaction	Type of Transaction	Quantity	US Dollars)

12/7/2010	Purchase of
	Class A Units	5000	$2.66
3/21/2011	Purchase of
	Class A Units	600	$2.56
3/22/2011	Purchase of
	Class A Units	32500	$2.60
3/22/2011	Purchase of
	Class A Units	5000	$2.59
3/23/2011	Purchase of
	Class A Units	14500	$2.60
4/5/2011	Purchase of
	Class A Units	100	$2.56
4/5/2011	Purchase of
	Class A Units	600	$2.61
4/6/2011	Purchase of
	Class A Units	2000	$2.60
4/8/2011	Purchase of
	Class A Units	2500	$2.60
4/11/2011	Purchase of
	Class A Units	21900	$2.56
All of these transactions were effected by the Reporting Persons through Fidelity Investments’ online brokerage.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit A — Power of Attorney
     Exhibit B — Power of Attorney
     Exhibit C — Agreement regarding filing of joint Schedule 13D.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2011

		By:	*
			Name:	Farhad Fred Ebrahimi

		By:	**
			Name:	Mary Wilkie Ebrahimi

*By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

**By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

*This Amendment No. 20 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.
**This Amendment No. 20 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

EXHIBIT INDEX
     Exhibit A — Power of Attorney
     Exhibit B — Power of Attorney
     Exhibit C — Agreement regarding filing of joint Schedule 13D.